FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March 2002

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]                 Form 40-F [ ]



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                                No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      International Uranium Corporation
                                      ---------------------------------
                                               (Registrant)

Date:  February 28, 2002              By: /s/  Ron F. Hochstein
                                          -----------------------------------
                                          Ron F. Hochstein, President

                                  EXHIBIT INDEX


Exhibit Number      Description
--------------      -----------

     1              1st Quarter 2002 Report

     2              Financial Statements

     3              Notes to Financial Statements

REPORT TO SHAREHOLDERS
1ST QUARTER 2002
(U.S. DOLLARS)

     Over the past quarter, International Uranium Corporation ("IUC" or the "Company") received its thirteenth license amendment, permitting IUC to receive alternate feed material from Molycorp, Inc. This uranium-bearing lead sulfide sludge material, which is a waste stream from Molycorp's Mountain Pass, California lanthanide processing operation, grades approximately 0.15% uranium. The Company anticipates receiving up to 17,750 tons of this material during the second and third quarter of fiscal 2002. With the Molycorp material, the Company will have built a processing backlog of approximately 255,000 tons.

     The Company and the Washington Group, IUC's teaming partner on the Moab tailings project, continue to proceed with the development of a proposal for the relocation of the Moab tailings to the White Mesa Mill. A number of presentations were made to Department of Energy ("DOE"), federal, state, county and city governmental representatives and several interested stakeholders. The Company's proposal has been well received, and work is progressing on securing funding for the project's short-term activities.

     In addition  the  Company  continues  to hold a 70%  interest in the Gurvan
Saihan Joint Venture uranium project in Mongolia. This project was placed on stand-by in fiscal 2000, due to the continued depressed uranium commodity markets. However, through its previous work on the project the Company, along with its joint venture partners, has developed a large land position, totaling over 12,100 square kilometers, as well as extensive experience in the country. As a result of this experience and its current existing base within Mongolia, the Company has decided to initiate a preliminary geological field program to investigate other opportunities within Mongolia. The program is planned for the summer of 2002 with a focus on gold and base metal targets.

     IUC recorded a net loss of $1,133,535 ($0.02 per share) for the first quarter of fiscal 2002, as compared with a net loss of $709,424 ($0.01 per share) for the first quarter of fiscal 2001. The losses for both periods were due to the fact that the Company's White Mesa Mill was on stand-by and did not generate revenues from the processing of alternate feed materials. The primary reasons for the larger loss for the first quarter of fiscal 2002 as compared to 2001 are the decrease in interest income due to the significant decline in interest rates and an increase in general and administrative expenses due to increased activity on the Moab Tailings Project. During the quarter the Company increased the restricted investments that collateralize the Company's reclamation and other obligations by $1,680,000 to bring its collateral to approximately 100% of the bonded amounts. With the increase in restricted investments, the Company's cash and short-term investment position was reduced but remains strong at $12,387,858 as of December 31, 2001, as compared to $14,052,552 at September 30, 2001.

Management's Discussion and Analysis

     The following discussion and analysis of the financial condition and results of operations for the Company for the period ended December 31, 2001 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Overview

     IUC is incorporated under the Business Corporations Act (Ontario). The Company is primarily engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Mill. The Company also owns several uranium and uranium/vanadium mines and exploration properties that have been shut down pending significant improvement in uranium and vanadium prices. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and also sells vanadium and other metals that can be produced as a co-product with uranium.

Revenues

     The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed. In addition to the recycling fees, the Company will retain the uranium recovered from these materials.

     Revenues for the first quarter of fiscal 2002 consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for the first quarter of fiscal 2002 were $114,987, a decrease of $208,803 or 64%, as compared to $323,790 for the first quarter of fiscal 2001. The decrease was primarily due to a lower volume of material received at the Mill as compared to the first quarter of fiscal 2001. During the first quarter of fiscal 2002 the Company received 20,130 tons of Ashland 1, Linde and Heritage materials as compared to 26,232 during the first quarter of fiscal 2001. The decrease of 6,102 tons or 23% was due to the decline in Ashland 1 material as this project is nearly complete.

     Due to the continued weak markets for vanadium, the Company elected not to sell any of its vanadium inventories. The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices continue to be in the lower range of their historical values, and are currently trading in the $1.15 to $1.30 per pound V2O5 range

Cost of Products and Services Sold

     Alternate feed processing activities for the first quarter of 2002 consisted of the receipt, sampling and analysis of the Ashland 1, Linde and Heritage materials. Process milling expenditures for the first quarter of fiscal 2002 were $114,230 compared to $182,599 for the first quarter of fiscal 2001, a decrease of $68,369 or 37%. The decrease was due to the lower volume of materials received during the first quarter of fiscal 2002 as compared to fiscal 2001. Costs incurred during the quarter consisted primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to receive alternate feed materials. Processing of the Ashland 1, Linde and Heritage material is currently scheduled to begin during the third quarter of fiscal 2002.

     In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) materials, the Company continues to receive deliveries of alternate feeds from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed it will produce uranium from these materials, which will then be sold. These materials will not be processed until the price of uranium strengthens above current levels. As of December 31, 2001, there were approximately 4,200 tons of these materials at the Mill. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

Mill Stand-by

     Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. The Mill has been on stand-by since the second quarter of fiscal 2000, when the conventional ore mill run was completed. The Mill is maintained in good operating condition and is capable of commencing a mill run at any time, without the need for regulatory approvals or any significant capital expenditures. Mill stand-by expenses for the first quarter of fiscal 2002 were $659,473, an increase of $11,147 or 2%, as compared to $648,326 for the first quarter of fiscal 2001.

Selling, General and Administrative

     Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the first quarter of fiscal 2002, of $584,177, increased $150,880 or 34% as compared to selling, general and administrative expenses of $433,297 for the first quarter of fiscal 2001. The increase resulted primarily from increased expenditures for labor and professional services, and other related costs associated with the Company's involvement in the Moab tailings project and continuing efforts to expand its alternate feed, uranium-bearing waste recycling business.

Other Income and Expense

     Net interest and other income was $129,374 for the first quarter of fiscal 2002 as compared to $341,826 for the first quarter of fiscal 2001. The decrease of $212,452 was primarily the result of significantly lower interest rates paid on short-term investments.

Liquidity and Capital Resources

     The Company has a strong cash position. At December 31, 2001, the Company had cash and short-term investments of $12,387,858 and working capital of $1,064,567 as compared to cash and short-term investments of $14,052,552 and working capital of $5,073,981 at September 30, 2001. The decrease of $4,009,414 in working capital was partially due to the Company's current plan to begin processing alternate feed material beginning in the third quarter of fiscal 2002. As a result of this plan, deferred revenue of $14,799,168 was accounted for as a current liability.

     Net cash used in operating activities was $1,184,694 for the first three months of fiscal 2002 and consisted primarily of the loss from continuing operations of $1,133,535 and increases in trade receivables of $237,857 offset by non-cash items of depreciation and amortization of $205,671.

     Net cash provided by investment activities was $6,083,011 for the three months ended December 31, 2001 and consisted primarily of proceeds from the sale of short-term investments of $7,904,885 offset by increases in restricted investments of $1,800,172. The majority of the increase in restricted investments was due to the Company depositing an additional $680,000 on December 31, 2001 to secure its reclamation bonds and $1,000,000 to secure the financial surety behind the uranium concentrates sale and put option agreement entered into on September 13, 1999. The transaction was accounted for as a deferred credit and the value of the inventory that could be put to the Company upon exercise of the put option was reclassified as an other asset.

     Net cash provided by financing activities for the three months ended December 31, 2001 totaled $1,341,874 and consisted primarily of an increase in deferred revenues of $1,345,879. Deferred revenues represent processing proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde and Heritage materials are processed in future periods, the deferred revenue will be reclassified as revenue. The cost of processing these materials will be recorded as process milling expenditures and the Company's cash position will decrease by the cost of processing.

Environmental Responsibility

     The Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company also formally reviews costs when it submits license renewal applications to regulatory authorities. Based on this review it was determined that the Company's estimated reclamation obligation of $12,350,157 is currently sufficient to cover these projected future costs. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

     The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents and fixed income securities on account of these obligations. At December 31, 2001, the amount of these restricted investments collateralizing the Company's reclamation obligations was $11,325,245. The increase of $800,172, as compared to September 30, 2001, was primarily due to accrued interest of $120,172 and the Company depositing an additional $680,000. This brings the collateral to approximately 100% of the bonded amounts as required by the bonding company.

     The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

Research and Development

     The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

Trend Information

     During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its mining and exploration activities in 1999, and has shutdown all of its mines and its Mongolian joint venture. Also as a result of these market events, the Company marshaled its resources to concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $9.75 per pound U3O8 as of February 20, 2002, the vanadium price has fallen even further to approximately $1.25 per pound V2O5.

     Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

Outlook for 2002

     Historically, the Company's operations were significantly dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Company suspended all U.S. mining activities in 1999. The Company intends to keep those properties in a shutdown status indefinitely, pending further improvements in commodity prices, and will continue to evaluate potential options for the sale of its mining properties and mining equipment, as they may arise.

     As a result of this reduction in exploration and mining activities, the Company has focused its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business. While the Company has had some success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the Company. The Company will continue to pursue opportunities in both the private and government sectors for sources of alternate feeds and also evaluate other opportunities unrelated to its mining and alternative feed activities, in an effort to develop this backlog, as they may arise.

     The Company's decision to focus its resources and attention primarily on the development of its alternate feed, uranium-bearing waste recycling business means that the Company is less susceptible to variations in uranium and vanadium market prices. Due to the decision to sell all of the uranium inventory and sales contracts, the Company is relying primarily on revenue from alternate feed processing fees and the uranium produced from these feeds.

     Based on current projections, processing of alternate feed material at the Mill is scheduled to begin in the third quarter of fiscal 2002 and continue through the end of the fiscal year. The current backlog of material allows for approximately nine months of processing. The timing and duration of the mill run will depend in large part on the schedule for deliveries of materials to the Mill under the Company's existing alternate feed contracts.

     On January 16, 2002 the prime contractor, IT Corporation ("IT"), for the Ashland 1 and Linde projects filed for protection under Chapter 11 of the United States Bankruptcy Code. IUC's contracts for both of these projects are with IT, which has contracts with the U.S. Army Corps of Engineers (the "Corps"). As of January 31, 2002 the Company has outstanding receivables from IT of $1,419,621. The contracts that IT has with the Corps that impact IUC are included as part of a purchase agreement that is currently being negotiated between IT and a prospective purchaser of certain of IT's assets. It is the Company's understanding that, as part of this agreement, all outstanding amounts owing to IUC by IT will be paid in full upon completion of the sale. In addition, IT has received some interim financing from which IUC has received some monies to pay for outstanding receivables. Based on the foregoing, IUC has not set up an allowance for the IT outstanding receivables.

Risks and Uncertainties

     Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, including the recent Molycorp license amendment, which challenge is currently ongoing, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

Cautionary Note Regarding Forward-Looking Statements

     Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Annual Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

     Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

                                INTERNATIONAL URANIUM CORPORATION
                                   CONSOLIDATED BALANCE SHEETS
                               (UNITED STATES DOLLARS) (UNAUDITED)


                                               December 31, 2001     September 30, 2001
                                               ----------------------------------------
ASSETS
  Current assets:

  Cash and cash equivalents                    $   8,605,535          $   2,365,344

  Short-term investments                           3,782,323             11,687,208

  Trade and other receivables                      1,788,095              1,550,238

  Inventories                                      1,882,805              1,886,556

  Prepaid expenses and other                         147,429                205,910
                                               -------------------------------------
                                                  16,206,187             17,695,256

  Plant and equipment, net                         3,813,156              3,997,126

  Notes receivable                                   200,000                200,000

  Restricted investments (Note 2)                 12,325,245             10,525,073

  Other asset (Note 3)                             3,600,000              3,600,000
                                               -------------------------------------
                                               $  36,144,588          $  36,017,455
                                               =====================================
LIABILITIES
  Current liabilities:

  Accounts payable and accrued liabilities     $     326,184          $     407,390

  Notes payable                                       16,268                 16,584

  Deferred revenue                                14,799,168             12,197,301
                                               -------------------------------------
                                                  15,141,620             12,621,275

  Notes payable, net of current portion               33,485                 37,174

  Reclamation obligations (Note 4)                12,350,157             12,350,157

  Deferred revenue                                 1,612,827              2,868,815

  Deferred credit                                  4,220,000              4,220,000
                                               -------------------------------------
                                                  33,358,089             32,097,421
                                               -------------------------------------
SHAREHOLDERS' EQUITY
  Share capital (65,600,066 shares
    issued and outstanding)                       37,449,213             37,449,213

  Deficit                                        (34,662,714)           (33,529,179)
                                               -------------------------------------
                                                   2,786,499              3,920,034
                                               -------------------------------------
                                               $  36,144,588          $  36,017,455
                                               =====================================

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)



                                               Three Months Ended December 31
                                                2001                    2000
                                           -------------           -------------
OPERATIONS
Revenue
   Vanadium sales                          $          -            $     47,533
   Process milling                              114,987                 276,257
                                           -------------------------------------
     Total revenue                              114,987                 323,790
                                           -------------------------------------
Costs and expenses
   Vanadium cost of sales                             -                  22,108
   Process milling expenditures                 114,230                 182,599
   Mill stand-by expenditures                   659,473                 648,326
   Selling, general and administrative          584,177                 433,297
   Depreciation                                  20,016                  88,710
                                           -------------------------------------
                                              1,377,896               1,375,040
                                           -------------------------------------
Operating loss                               (1,262,909)             (1,051,250)

   Net interest and other income                129,374                 341,826
                                           -------------------------------------
Loss for the period                        $ (1,133,535)           $   (709,424)
                                           =====================================
Basic/diluted loss per common share        $      (0.02)           $      (0.01)
                                           =====================================

DEFICIT
Deficit, beginning of period                (33,529,179)            (30,706,303)

   Loss for the period                       (1,133,535)               (709,424)
                                           -------------------------------------
Deficit, end of period                     $(34,662,714)           $(31,415,727)
                                           =====================================

                                    INTERNATIONAL URANIUM CORPORATION
                                  CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (UNITED STATES DOLLARS) (UNAUDITED)



                                                                      Three Months Ended December 31
                                                                      2001                      2000
                                                                 ---------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Loss for the period                                               $ (1,133,535)            $   (709,424)

Items not affecting cash
  Depreciation and amortization                                        205,671                  287,052

Changes in non-cash working capital items
  Increase in trade and other receivables                             (237,857)                 (41,476)
  Decrease in inventories                                                3,751                   13,476
  Decrease in other current assets                                      58,482                  115,493
  Decrease in other accounts payable and accrued liabilities           (81,206)                (396,759)
                                                                 ---------------------------------------
  Net cash used in operations                                       (1,184,694)                (731,638)
                                                                 ---------------------------------------
INVESTING ACTIVITIES

  Purchase of properties, plant and equipment                          (21,702)                 (18,471)
  Proceeds from sale of short-term investments                       7,904,885                        -
  Increase in restricted investments                                (1,800,172)                (144,404)
                                                                 ---------------------------------------
  Net cash provided by (used in) investment activities               6,083,011                 (162,875)
                                                                 ---------------------------------------
FINANCING ACTIVITIES

  Decrease in notes payable                                             (4,005)                  (4,405)
  Increase in deferred revenue                                       1,345,879                1,759,653
                                                                 ---------------------------------------
  Net cash provided by financing activities                          1,341,874                1,755,248
                                                                 ---------------------------------------
Increase in cash and cash equivalents                                6,240,191                  860,735

Cash and cash equivalents, beginning of period                       2,365,344               11,650,600
                                                                 ---------------------------------------
Cash and cash equivalents, end of period                          $  8,605,535             $ 12,511,335
                                                                 =======================================
SUPPLEMENTARY CASH FLOW INFORMATION

  Cash interest paid                                              $      1,302             $      5,746

  Cash interest received                                          $    260,872             $    330,599


                        INTERNATIONAL URANIUM CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (UNITED STATES DOLLARS) (UNAUDITED)


1.   Basis of Preparation of Financial Statements

     These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principals generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2001 annual report.

2.   Restricted Investments

     Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds. During the quarter ended December 31, 2001, the Company increased amounts placed on deposit to bring its collateral to approximately 100% as required by the bonding company (Notes 3 and 4).

                                      December 31, 2001     September 30, 2001
                                    -------------------------------------------
     Cash and cash equivalents        $ 6,647,582              $ 4,653,849
     Fixed income securities            5,677,663                5,871,224
                                    -------------------------------------------
                                      $12,325,245              $10,525,073
                                    ===========================================

3.   Other Asset

     On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred 400,000 pounds U3O8 at a purchase price of $10.80 per pound U3O8 under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U3O8 at any one time within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a deferred credit and the value of the inventory that could be put to the Company upon exercise of the put option was reclassified as an other asset. A $1,000,000 bond (Note 2) secures a portion of the transaction.

4.   Provisions for Reclamation

     Estimated future decommissioning and reclamation costs of the Mill and mining properties are based principally on legal and regulatory requirements. At December 31, 2001 and September 30, 2001, $12,350,157 was accrued for reclamation costs. The Company has posted bonds in the amount of $11,488,175 in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities and has deposited marketable securities on account of these obligations (Note 2).

     Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.